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I executive produce feature films and web3 projects.

Talks about #web3, #filmmaking, and #filmindustry

Washington, District of Columbia, United States · Contact info

546 followers · 500+ connections

2 mutual connections: Ryan Pierce and Desiree Staples

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Rekola Studios

Roger Williams University School of Law

Activity

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About

MICHAEL P, REKOLA is the founder & managing producer of Rekola Studios, a multi-family studio, that champions American independent cinema from concept to completion. He is an investor and producer of feature films as well as a consulting producer for various endeavors ranging from global brands, non-profits, to national startups, and more. "A rising tide lifts all ships," is a common phrase you'll hear Michael repeating. He splits his time ...see more

Experience

Principal
Rekola Studios · Self-employed
Jan 2017 - Present · 5 yrs 9 mos
Washington D.C. Metro Area

REKOLA STUDIOS is a family-owned studio that champions American independent cinema through investment, production, post, sales, public relations, and distribution of independent films and festivals.

Partner
Magnetbox Films
Jan 2022 - Present · 9 mos

Magnetbox Films offers marketing and distribution services to filmmakers in need of support navigating a crowded market.

Executive Director
Capitol Hill Film Festival
Jan 2018 - 2022 · 4 yrs 1 mo
Washington D.C. Metro Area

The Capitol Hill Film Classic is a unique film competition devoted to promoting fresh filmmakers. The Film Classic is a short film knockout style competition where local entries compete against the be: ...see more

Communications Director
FWD.us
Sep 2015 - May 2017 · 1 yr 9 mos
Washington D.C. Metro Area

Was in charge of all facets of communications for FWD.us, a 501(c)4 created by Facebook founder Mark Zuckerberg, Linkedin founder Reid Hoffman, Bill Gates, and other tech titans. Organizational ...see more

U.S. House of Representatives
2 yrs 1 mo

Communications Director for Member of Congress
Dec 2014 - Sep 2015 · 10 mos
Washington D.C. Metro Area

Served as National Spokesman in charge of communications for a Member of Congress including social media strategy, digital communication outreach, website design, press liaison, bookings, inte ...see more

Deputy Press Secretary for Member of Congress
Feb 2014 - Jan 2015 · 1 yr
Washington D.C. Metro Area

Coordinated the Congressman's media portfolio including the second largest (Los Angeles County) and seventeenth largest (San Diego County) media markets in the United States. Authoring op-ec ...see more

Deputy Press Secretary for a Congressional Committee
Feb 2014 - Jan 2015 · 1 yr
Washington, District of Columbia, United States

Collaborated with Committee and personal office staff regarding media strategies for ongoing investigations and hearings. Maintained the second most active Congressional social media a ...see more

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Education


Roger Williams University School of Law
Doctor of Law (J.D.)
2010 - 2013

Activities and societies: President and Competition Member of the RWU Trial Team, Association of Public Interest Lawyers, Panelist with the Legal Education Project, and Honor Board Member


Providence College
Bachelor of Arts (BA), Art History
2004 - 2008

Activities and societies: Friars Club, Staff writer "The Cowl", Habitat for Humanity, and Providence College Sailing Team

Volunteering


Eagle Scout
Boy Scouts of America


Leadership, Scoutmaster, and Guide
Boy Scouts of America
Jan 1997 - Aug 2010 · 13 yrs 10 mos

Skills

Public Speaking

 10 endorsements

Social Media

Endorsed by 2 colleagues at U.S. House of Representatives

8 endorsements

Press Releases
Matthew Brown has given an endorsement for this skill

7 endorsements

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Publications

The Byzantine Coins from Priniatikos Pyrgos in Context
Providence College Art Journal · Dec 15, 2007

A thesis placing archaeological finds in context with regards to geography, civilization, and time period of said objects.

Honors & awards

113th Gold Mouse Award
Issued by Congressional Management Foundation · Apr 2014

Associated with U.S. House of Representatives

Presented by the Congressional Management Foundation for excellence in Social Media specifically on Facebook and Twitter

Interests

Companies   Groups   Schools


Capitol Hill Film Festival
2 followers


Providence College
49,680 followers

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